SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 000-33073
                                                 ---------


                           NOTIFICATION OF LATE FILING


      (Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
                   |_| Form N-SAR

               For Period Ended: December 31, 2008
                                 -----------------

     |_| Transition Report on Form 10-K

     |_| Transition Report on Form 20-F

     |_| Transition Report on Form 11-K

     |_| Transition Report on Form 10-Q

     |_| Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

BioAuthorize Holdings, Inc.
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Full Name of Registrant


Genesis Holdings, Inc.
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Former Name if Applicable

15849 N. 71st Street, Suite 216

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Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85254
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City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a)     The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     | (b)     The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
|X|  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     | (c)     The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

BioAuthorize Holdings, Inc. (the "Company") will not be able to complete the electronic filing of its Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") by the prescribed filing date of 5:30 p.m. EST on March 31, 2009 without unreasonable effort or expense as a result of the following:

The fifteen calendar day extension for the Company to file its Annual Report on Form 10-K is necessary to ensure that its consolidated financial statements to be included in such Report fairly and accurately represent the Company's financial condition and results of operations. Registrant is in the process of performing additional analysis and review with regard to the preparation and completion of its Form 10-K, and therefore, the Company has been unable to complete its consolidated financial statements and its Form 10-K for the twelve months ended December 31, 2008. While the Company intends to file its Form 10-K by April 15, 2009, there can be no assurances that such Form 10-K will be filed by such date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jeffrey Perry                               (480)       368-5441
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            (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     See Annex A attached hereto.
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                           BioAuthorize Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 31, 2009                By  /s/ Jeffrey Perry
    -------------------            ---------------------------------------------
                                              Jeffrey Perry
                                              Chief Financial Officer

                                     ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for the year ended December 31, 2008 cannot be filed by the prescribed date of 5:30 p.m. EST on March 31, 2009. The Company's net income, before other revenue and expenses, for the year ended December 31, 2007 was approximately $60,000 as reported in the Company's Form 10-K for the year ended December 31, 2007. However, with the share exchange transaction for the acquisition of BioAuthorize, Inc. in February 2008, the share exchange will be accounted for as a reverse acquisition by BioAuthorize, Inc. and the consolidated financial statements for the years ended December 31, 2007 and 2008 as reported in the Company's Form 10-K for the year ended December 31, 2008 will reflect the accounting as a reverse acquisition. The consolidated net loss, before extraordinary items, for the years ended December 31, 2007 and 2008 have not been determined at this time because the year-end financial statements have not been completed but the year 2008 loss is expected to be less than the year 2007 loss.

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.